August 29, 2019

Charles P. Theuer
Chief Executive Officer
Tracon Pharmaceuticals, Inc.
4350 La Jolla Village Drive, Suite 800
San Diego, CA 92122

       Re: Tracon Pharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed August 28, 2019
           File No. 333-229990

Dear Dr. Theuer:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note that your forum selection provision in your amended and restated bylaws filed as
       Exhibit 3.2 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that
 Charles P. Theuer
Tracon Pharmaceuticals, Inc.
August 29, 2019
Page 2
         there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameCharles P. Theuer                            Sincerely,
Comapany NameTracon Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
August 29, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName